SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number: 333-115996

Concordia Bus Nordic AB (publ)
(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-           .

Table of Contents

Information furnished on this form:

1.	Press Release of July 19, 2005, relating to extension of consent solicitation.

2.	Press Release of July 19, 2005, relating to agreement between senior and subordinated noteholders.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus Nordic AB (publ)
(Registrant)

Date: July 20, 2005	By:	/s/ Per Skärgård
Per Skärgård
Chief Financial Officer

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Exhibit 1

FOR IMMEDIATE RELEASE

CONCORDIA BUS NORDIC AB (PUBL) ANNOUNCES EXTENSION OF CONSENT SOLICITATION TO 25 JULY 2005

19 July 2005 — Concordia Bus Nordic AB (publ) (“Nordic”) announced today that it is extending its pending solicitation of consents (the “Solicitation”) from holders of its 9.125% Senior Secured Notes due 2009 (the “Secured Notes”) to (a) certain amendments and waivers (the “Proposed Amendments and Waivers”) of the terms in the Indenture governing the Secured Notes (the “Indenture”) and (b) the foregoing (the “Agreement”) of their right to participate in any change of control offer set out in Section 1015 of the Indenture occasioned by a possible restructuring of Concordia Bus AB (“Bus”), as outlined in the indicative terms publicly announced on 16 March 2005 (the “Indicative Terms”).

Under the extended deadline, all holders of Secured Notes who submit valid and unrevoked consents prior to 5:00 P.M. London time on Monday, 25 July 2005, will receive the consent fee of €5 per €1,000 of the principal amount of Secured Notes for which they deliver valid and effective consents, subject to the terms and conditions of the Solicitation.

THE COMPANY INTENDS TO DISTRIBUTE THIS WEEK AN AMENDED AND RESTATED CONSENT SOLICITATION ON THE TERMS DESCRIBED IN THE PRESS ANNOUNCEMENT IT MADE TODAY.

Holders who have previously delivered consents need not take any further action in order to receive the consent fee.

Nordic is not amending the Proposed Amendments and Waivers or the Agreement.

The operating businesses continue to function normally and continue to provide full bus services to passengers and customers.

This announcement is not a solicitation of consents with respect to any securities.  The Solicitation is being made solely by the Consent Solicitation dated 16 March 2005.

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The Tabulation Agent has advised Nordic that as of 18 July 2005 consents for 10.69% aggregate principal amount of the Secured Notes had been validly submitted and unrevoked.

For further information please contact:

Financial advisers to Concordia Bus Nordic AB:

Alvarez & Marsal (Europe) Limited

5th Floor

One Canada Square

London E14 5AA

Contacts:	Tony Alvarez III
Telephone:	+44 (0) 207 715 5200
E-mail:	TAlvarezIII@alvarezandmarsal.com

ENQUIRIES:
Ragnar Norbäck	+46(0)854630141
Per Skärgård	+46(0)854630021

Richard Constant/ Candace Carpenter	+44(0)207.554.1400
Gavin Anderson & Company

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Exhibit 2

FOR IMMEDIATE RELEASE

CONCORDIA ANNOUNCES AGREEMENT BETWEEN SENIOR AND SUBORDINATED NOTEHOLDERS ON RESTRUCTURING

19 July 2005 — Concordia Bus AB (“Bus”) and Concordia Bus Nordic AB (“Nordic”, and together with Bus and Concordia Bus Nordic Holding AB, the “Concordia Group”) are pleased to announce today that they, an ad hoc committee (the “Subordinated Ad Hoc Committee”) representing at least 75% of holders of Bus’ 11% Senior Subordinated Notes (the “Subordinated Notes”), an informal group (the “Senior Group Members”) of holders of a majority of Nordic’s 9.125% Senior Secured Notes (the “Senior Notes”) and the principal ultimate equity holders in the Concordia Group have reached agreement in principle on the terms of a restructuring (the “Restructuring”).  Documentation for the Restructuring, including a restructuring agreement (the “Restructuring Agreement”), has been substantially finalized and is expected to be circulated for execution shortly.  The Concordia Group believes that the Restructuring will improve the capital structure of the Concordia Group.  Nordic also confirms today that it intends to pay the interest due on the Senior Notes on August 1, 2005.

The Restructuring Agreement (the “Restructuring Agreement”) will require Bus to make an application for reorganization proceedings in the District Court in Stockholm, Sweden.  The proceedings are expected to result in the face amount of all the Subordinated Notes being reduced from 100% to 25% and the Restructuring Agreement requires holders of Subordinated Notes who consent to the Restructuring (the “Consenting Noteholders”) to exchange their reduced debt securities (including all principal, all accrued and unpaid interest and any other amounts due thereon) for ordinary shares of Bus, which will constitute, subject to the terms of a management incentive plan, 97.5% of the issued ordinary share capital of Bus (the “Debt-to-Equity Swap”).

In addition to the Debt-to-Equity Swap, the Restructuring Agreement will provide for:

•                  Third Party Tender Offer: a tender offer by or on behalf of certain members (the “Offerors”) of the Subordinated Ad Hoc Committee to purchase at a price equivalent to the principal face amount of the Senior Notes (plus all accrued and unpaid interest thereon) all the outstanding Senior Notes except the 40.9% held as of today’s date by members of the Subordinated Ad Hoc Committee, to be completed before September 1, 2005 and conditional only upon the successful completion of the Consent Solicitation referred to below.  Senior Group Members will tender their Senior Notes in the Third Party Tender Offer.  As consideration for conducting the Third Party Tender Offer Nordic will pay the Offerors a fee of 3% of the aggregate principal amount of Senior Notes not held by members of the Subordinated Ad Hoc Committee and tendered into the Third Party Tender Offer;

•                  Revised Consent Solicitation: a revised consent solicitation by Nordic, amending and restating its pending consent solicitation, to be commenced simultaneously with the Third Party Tender Offer, seeking, in exchange for a consent fee of €40 for each €1,000 principal amount of Senior Notes, (a) consents to certain amendments to the indenture (the “Indenture”) governing the Senior Notes and (b) an undertaking by holders of Senior Notes who deliver their consents not to participate in the change of control offer that will be made after the successful consummation of the Restructuring.  The proposed amendments will not take effect unless and until both the consent fee and the tender offer payments have been made.  Senior Group Members and members of the Subordinated Ad Hoc Committee who hold Senior Notes will deliver their consents to Nordic pursuant to the terms of the Revised Consent Solicitation.  Consents to be provided by the Senior Group Members will be sufficient to permit the amendments to the Indenture that will be requested in the Revised Consent Solicitation; and

•                  Bridge Facility: the borrowing by Concordia Bus Nordic Holding AB, a direct subsidiary of Bus and the direct parent of Nordic, of not less than €25,000,000 which will (a) provide liquidity to the Concordia Group, (b) cover some of the costs of the Restructuring and (c) repay an outstanding loan to Nordic of approximately €4,800,000;

and, upon the successful consummation of the Restructuring:

•                  Mezzanine Facility: the borrowing by Bus of €45,000,000, of which an amount equal to the amount borrowed under the Bridge Facility will be used to refinance and pay the costs of the Bridge Facility, approximately €5,000,000 will be retained to pay Bus’ expenses and the remainder will be indirectly contributed to Nordic as equity; and

•                  Change of Control Offer: a change of control offer by certain members of the Subordinated Ad Hoc Committee, to be made to all holders of Senior Notes but that may only be accepted by holders of Senior Notes who do not deliver consents in the Consent Solicitation, have not tendered their Senior Notes in the Third Party Tender Offer and are not members of the Subordinated Ad Hoc Committee.  The Change of Control Offer will be made at a purchase price of 101% of the aggregate principal amount of the Senior Notes accepting the offer (plus any accrued and unpaid interest), and will be completed within not less 30 calendar days and not more than 90 calendar days following the successful consummation of the Restructuring.  The Change of Control Offer will be made in accordance with the provisions of the Indenture which relieve Nordic of its obligation to conduct a Change of Control Offer if a third party does so in the manner, at the times and otherwise in compliance with the Indenture.

The funds for the Bridge Facility and the Mezzanine Facility will be provided by certain members of the Subordinated Ad Hoc Committee.  The fees payable in connection with these facilities will equal up to 2% of the amount of such facilities and 3% with respect to the Change of Control Offer.  The terms of these facilities are provided in greater detail in the schedule attached to this announcement.

“We are very satisfied that the negotiations have ended successfully,” said Ragnar Norbäck, Chief Executive Officer of Nordic. “This will benefit the Concordia Group and enable us to fully concentrate on further strengthening our competitiveness and on growing our business on the Swedish, Finnish and Norwegian bus transport markets.  I am proud of the excellent work done in the Concordia Group to develop our business during the arduous process of negotiating the restructuring.”

The Debt-to-Equity Swap will be subject to certain conditions including a material adverse change condition.

The above is a summary only and investors are strongly advised to read the Restructuring Agreement.  It will contain additional important information not included in this summary.

This announcement is not a solicitation of consents with respect to any securities.  The Solicitation is being made solely by the Consent Solicitation dated 16 March 2005, as amended from time to time.

This announcement is not an offer to sell securities in the United States.  Securities may not be offered or sold in the United States other than pursuant to registration under the United States Securities Act of 1933, as amended, (the “Act”) or an exemption from such registration.  No public offering of securities has been or will be made in the United States and, accordingly, neither the Company nor any of its subsidiaries are or will register any securities under the Act.

Financial advisers to Concordia Bus Nordic AB:

Alvarez & Marsal (Europe) Limited
5th Floor
One Canada Square
London E14 5AA
Contacts:	Tony Alvarez III
Telephone:	+44 (0) 207 715 5200
E-mail:	TAlvarezIII@alvarezandmarsal.com

For further information please contact:

ENQUIRIES:
Ragnar Norbäck		+46(0)854630141
+46(0)701871040
Per Skärgård		+46(0)854630021

Richard Constant/ Candace Carpenter Gavin Anderson & Company		+44(0)20 7554 1400

FINANCING TERM SHEET

Summary of Mezzanine Facility
General Terms and Conditions

Purpose:

This term sheet (the “Term Sheet”) outlines the key features of the two-tranche mezzanine facility that the Lenders propose to make available to the applicable Borrower for liquidity, working capital and other purposes, as agreed between the Borrowers and the Lenders from time to time (the “Mezzanine Facility”).

Borrowers:	Tranche A: Concordia Bus AB (“Bus”) Tranche C: Concordia Bus Nordic Holding AB (“Holding”).

Lenders:	The financial institutions signatory to a Commitment Letter, which collectively are hereinafter referred to as the “Lenders”.

Security Agent:	Citigroup Trustee Company Limited.

Facility Agent:	Deutsche Bank Luxembourg S.A.

Security:	As specified in the attachments hereto, relating to Tranches A and C.

Final Maturity:	1 February 2010.

Representations, Warranties, Remedies and other Provisions:

The Mezzanine Facility Agreement will include financial covenants, information covenants, events of default and other provisions based on those which were given in connection with the EUR 130 million 9.125% Senior Secured Notes due August 2009 (the “Senior Notes”) and/or are contained in the indenture to the Senior Notes (the “Senior Indenture”), but with such modifications as are necessary to take into account the facts and financial circumstance relating to each Borrower, to include withholding tax gross up, indemnification, breakage and enforcement, modification costs, compensation for increased costs, compliance with capital adequacy requirements, illegality and market disruption.

Conditions to Funding of Proposed Financing:

The Lenders’ several obligations to fund their respective commitments on each date of drawdown is subject to the satisfaction (or waiver by each of them) of (i) the particular conditions applicable to each Tranche (if any) and (ii) the following conditions:

(a)                                  a binding Restructuring Agreement having been signed, inter alia, by Bus, Concordia Bus Nordic AB (“Nordic”), Holding, the Controlling Shareholders (as defined therein), the Senior Group (as defined therein) and the Consenting Noteholders (as defined therein) entitled to exercise commitments in respect of not less than 75% in aggregate principal amount of the outstanding Subordinated Notes (the “Binding Restructuring Agreement”) and remains in effect, providing, inter alia, for the exchange of the existing EUR 160 million 11% Senior Subordinated Notes due February 2010 (the “Subordinated Notes”) (including all accrued interest) for ordinary shares of Bus representing on a primary basis at least 97.5% of the issued ordinary share capital of Bus (the “Restructuring”);

(b)                                 none of Nordic, Holding, or Bus shall have commenced a voluntary proceeding, nor shall an involuntary proceeding have been commenced against any of them, under Chapter 11 of Title 11 of the U.S. Code or any other applicable insolvency or moratorium legislation save for the commencement of Swedish moratorium or reorganisation proceedings in respect of Bus;

(c)                                  all definitive legal documents with respect to the Proposed Financing (the “Finance Documents”), including legal opinions, shall have been prepared and accepted by the Lenders and their legal counsel engaged in relation to the Proposed Financing, and each of the Borrowers shall have represented in writing to the Lenders that it is in compliance with the terms of the Finance Documents;

(d)                                 payment (simultaneously with drawdown) by the Borrowers, in relation to each respective Tranche, of the Commitment and Funding Fees in the amount, at the time and in the manner set forth in the Fees Letter and all other fees then due and payable, plus all other reasonable costs and expenses of the Lenders not previously paid arising in connection with the Proposed Financing or the Restructuring;

(e)                                  satisfaction of all appropriate corporate conditions precedent (i.e. due incorporation; due authorisation) in respect of the Borrowers; and

(f)                                    Holding, after having made all reasonable enquiries of the Finance Director and Chief Executive of Nordic, shall have represented in writing to the Lenders that, according to the results of such inquiries, (i) all information that has been requested by or on behalf of the Lenders (the “Disclosed Information”) has been disclosed to the Lenders, (ii) the Disclosed Information (except for financial projections) is accurate in all material respects, (iii) the Disclosed Information is not rendered misleading by the omission of other information, known to Bus or Holding but not disclosed and (iv) the financial projections provided to the Lenders were made in good faith by the directors of Nordic and are based on assumptions which the directors of Nordic believe to be reasonable and appropriate.

Security Agency Fee:	As detailed in the Fees Letter.

Facility Agency Fee:	As detailed in the Fees Letter.

Majority Mezzanine Lenders:	Shall mean the Majority Tranche A Lenders and the Majority C Lenders.

TRANCHE A

Principal Amount:	EUR 45 million (inclusive of amounts required to refinance Tranche C as provided herein).

Borrower:	Bus.

Purpose:

Funds borrowed under Tranche A shall be applied in accordance with the agreed costs schedule (the “Agreed Costs Schedule”) produced by Alvarez and Marsal Europe Limited as financial advisers to Nordic and agreed by Houlihan Lokey Howard & Zukin (UK) Limited as financial advisers to the Lenders and the structure paper (the “Structure Paper”) agreed between the Borrowers and the Lenders.

Availability and Drawdown:	From the date (the “Closing Date”) on which the Restructuring closes to the date which is 10 business days following the Closing Date. Tranche A must be drawn in a single drawing.

Security:

A pledge by Bus over its entire shareholding in Holding in favour of the Security Agent.

A first ranking pledge by Bus of its rights under the Subordinated Loan Agreement dated 28 February 2002, as replaced by the agreement signed on 22 December 2003 and as amended from time to time (the “Subordinated Shareholder Loan”).

A first ranking pledge by Bus of its rights under the EUR 11.8 million capital contributions due from Nordic (the “Group Capital Contribution”).

Ranking:	Tranche A borrowings shall rank as senior secured debt of Bus and benefit from the pledges set out in Security above.

Interest Rate:

Tranche A shall bear interest at an annual rate equal to the sum of (i) 6-month EURIBOR plus 650bps (the “Cash Interest”) and (ii) 650bps (the “Compounded Interest”). Cash Interest and Compounded Interest shall be calculated on a 360-day basis and shall be paid or credited, respectively, semi-annually in arrears on each 15 June and 15 December (each an “Interest Payment Date”), commencing 15 December 2005. Compounded Interest shall accrue and, on each Interest Payment Date, be added to the then accreted principal amount. If Bus shall not have available to it funds sufficient to pay when due the Cash Interest component in cash, such Cash Interest component shall on such Interest Payment Date be added to the then accreted principal amount and shall bear interest as if it were principal unless and until such unpaid interest is duly paid in cash, which it may be, without any penalty, at any time during the succeeding interest payment period.

Optional Redemption:	During a one year period following the initial draw – Non-callable.

During a one year period following the first anniversary of the initial draw – Callable at par plus the sum of 6-month EURIBOR and 650bps.

During a one year period following the second anniversary of the initial draw – Callable at par plus 0.50 times the sum of 6-month EURIBOR and 650bps.

During a one-year period following the third anniversary of the initial draw Callable at par plus 0.25 times the sum of 6-month EURIBOR and 650bps.

After the fourth anniversary of the initial draw – Callable at par.

For the avoidance of doubt, callable at par means that Tranche A is callable at an amount equal to the sum of (i) the then accreted principal, (ii) costs and expenses incurred and (iii) interest accrued (including the Cash Interest and Compounded Interest components) and unpaid or uncredited until the date of prepayment.

Mandatory Redemption:

Change of control (for these purposes, defined as the acquisition by a single person or group, other than a Permitted Holder (defined as each Consenting Noteholder which signs the Restructuring Agreement and receives Restructuring Shares (as defined therein)) of 35% or more of Bus’, Holding’s or Nordic’s voting shares, pursuant to a bona fide transaction at arm’s length, and the ownership by such person or group of a voting share percentage which exceeds that of Permitted Holders generally).

Amortisation:	None. Single bullet repayment.

Commitment Fee:	As detailed in the Fees Letter.

Funding Fee:	As detailed in the Fees Letter.

Majority Tranche A Lenders:	66 2/3%.

TRANCHE C

Principal Amount:	EUR 25 million.

Borrower:	Holding.

Purpose:	Funds borrowed under Tranche C shall be applied in accordance with the Agreed Costs Schedule and the Structure Paper.

Availability and Drawdown:	From the date of the Mezzanine Facility Agreement to and including the earlier of the Closing Date and 31 December 2005.

Security:

A first ranking pledge by Holding of its rights under the Subordinated Shareholder Loan.

A first ranking pledge by Holding over the bank account to which all moneys in respect of the Subordinated Shareholder Loan and the Group Capital Contribution are to be paid.

A first ranking pledge by Holding of its rights under the Group Capital Contribution.

Ranking:	Tranche C shall rank as senior secured debt of Holding and shall benefit from the security outlined above.

Interest Rate:

Tranche C shall bear interest at an annual rate equal to the sum of (i) 6-month EURIBOR plus 650bps (the “Cash Interest”) and (ii) 650bps (the “Compounded Interest”). Cash Interest and Compounded Interest shall be calculated on a 360-day basis and shall be paid or credited, respectively, semi-annually in arrears on each 15 June and 15 December (each an “Interest Payment Date”), commencing 15 December 2005. Compounded Interest shall accrue and, on each Interest Payment Date, be added to the then accreted principal amount. If Holding shall not have available to it funds sufficient to pay when due the Cash Interest component in cash, such Cash Interest component shall on such Interest Payment Date be added to the then accreted principal amount and shall bear interest as if it were principal unless and until such unpaid interest is duly paid in cash, which it may be, without any penalty, during the succeeding interest payment period.

Mandatory Prepayment:	On the date that Tranche A is first drawn, Holding shall prepay Tranche C in full, plus all accrued but unpaid Cash Interest and Compound Interest thereon.

Mandatory Redemption:

Change of control (for these purposes, defined as the acquisition by a single person or group, other than a Permitted Holder (defined as each Consenting Noteholder which signs the Binding Restructuring Agreement and receives Restructuring Shares) of 35% or more of Bus’, Holding’s or Nordic’s voting shares, pursuant to a bona fide transaction at arm’s length, and the ownership by such person or group of a voting share percentage which exceeds that of Permitted Holders generally).

Amortisation:	None. Single bullet repayment (subject to Mandatory Prepayment above).

Commitment Fee:	As detailed in the Fees Letter.

Funding Fee:	As detailed in the Fees Letter.

Majority Tranche C Lenders:	66 2/3%.